U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   Form 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-27761

                                                            CUSIP NUMBER: 46059N


(Check One):
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR


         For Period Ended: March 31, 2000
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant:                Internet Solutions For Business, Inc.
Former Name if Applicable               Chauvin Enterprises, Inc.
Address of Principal Executive Office:  Internet House, Canal Basin,
(Street and Number)                     Coventry, CV1 4LY, England
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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or position thereof could not be filed within the prescribed period.

The Company's auditors are completing the audit of the Company's non US subsidiaries.

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Part IV - Other Information

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(1) Name and telephone number of person to contact in regard to this notification:

                 Lawrence Shaw              011 44 76 63 3177
                  (Name)                    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X]   Yes      [  ]    No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

                                                  [X]   Yes      [  ]     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company management made a strategic decision to invest in new products. Sales were reduced and the resulting additional expense and diversion of resources resulted in a loss of $1.2m against a profit of $423k the previous fiscal year. This has to be confirmed by the current audit of the UK Operating Subsidiary.

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Internet Solutions for Business, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   June 29, 2000                       By: /s/ Lawrence Shaw
                                               ---------------------------------
                                               Lawrence Shaw
                                               Chief Executive Officer

INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).